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                                         Filed by Sherritt Coal Acquisition Inc.

                           Filed pursuant to Rules 165 and 425 promulgated under
                                          the Securities Act of 1933, as amended

                                                   Subject Company: Fording Inc.
                                   Subject company's Commission File No: 1-15230

                                                           FOR IMMEDIATE RELEASE

                SHERRITT COAL PARTNERSHIP II COMMENCES MAILING OF
                DISSIDENT PROXY MATERIALS TO FORDING SHAREHOLDERS

     FORDING SHAREHOLDERS URGED TO VOTE AGAINST FORDING PLAN OF ARRANGEMENT

TORONTO - DECEMBER 13, 2002. Sherritt Coal Partnership II (the Partnership), a partnership of Sherritt International Corporation (Sherritt) [TSX: S] and Ontario Teachers' Pension Plan (Teachers'), today announced that it has commenced its mailing of dissident proxy materials in which the Partnership urges shareholders of Fording Inc. (Fording) [TSX and NYSE: FDG] to vote against Fording's plan of arrangement at the Special Meeting of Fording Shareholders currently scheduled for January 3, 2003.

The Partnership yesterday announced a superior offer to Fording's plan of arrangement. The Partnership will offer Fording shareholders either C$35.00 cash per share, or one exchange right per share, convertible into one unit in a new income trust focused on metallurgical coal (Canadian Coal Trust). This offer is subject to a maximum cash consideration of C$850 million and a maximum issuance of approximately 42.4 million exchange rights. Should all Fording shareholders, except for Teachers', elect cash, then each shareholder would receive C$17.63 in cash plus 0.496 of an exchange right for each Fording share.

The superior offer from Sherritt Coal Partnership II will not be available to Fording shareholders if the Fording plan of arrangement is approved. Sherritt Coal Partnership II urges Fording shareholders to vote AGAINST Fording's plan of arrangement TODAY by signing, dating and returning the YELLOW proxy. Voting AGAINST Fording's plan of arrangement will preserve Fording shareholders' opportunity to receive greater value from the Partnership's superior offer.

Teachers', which holds approximately 6.2% of the outstanding shares of Fording, has indicated that it will vote AGAINST Fording's plan of arrangement. To defeat the special resolution approving the plan of arrangement, more than 33 1/3% of votes cast at the Special Meeting by shareholders present in person or by proxy must be voted AGAINST the arrangement resolution.

Goldman, Sachs & Co., National Bank Financial Inc. and BMO Nesbitt Burns Inc. have been retained to act as financial advisors to the Partnership. National Bank Financial Inc.

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and BMO Nesbitt Burns Inc. and their respective U.S. affiliates have also been retained to serve as the dealer managers for the enhanced offer and to solicit acceptances of the enhanced offer in Canada and the United States. Innisfree M&A Incorporated has been retained as information agent. Peters & Co. Limited is advising the Partnership in respect of certain strategic matters.

Sherritt International Corporation is a widely held, diversified Canadian resource company that operates in Canada and internationally. Sherritt's 97.7 million restricted voting shares and C$600 million 6% convertible debentures trade on the Toronto Stock Exchange under the symbols S and S.DB, respectively.

Teachers', one of Canada's largest financial institutions and a member of the Canadian Coalition for Good Governance, had net assets of C$68 billion as of June 30, 2002. With a solid track record of investment in Canada and worldwide, Teachers' has achieved an 11.7 percent average rate of return since its investment program began in 1990. Teachers' invests to secure the retirement income of approximately 154,000 elementary and secondary school teachers and 88,500 retired teachers and their families.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE NOT BASED ON HISTORICAL FACTS, BUT RATHER ON CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES. THESE RISKS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FUTURE RESULTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS.

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY JURISDICTION.

NOTICE TO INVESTORS

IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, SHERRITT COAL ACQUISITION INC. WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION A SCHEDULE 14D-1F/A, AND SHERRITT INTERNATIONAL CORPORATION AND CANADIAN COAL TRUST WILL FILE A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, EACH CONTAINING AN OFFER AND CIRCULAR RELATING TO THE PROPOSED BUSINESS COMBINATION DESCRIBED IN THIS PRESS RELEASE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHERRITT COAL ACQUISITION INC., SHERRITT INTERNATIONAL CORPORATION, CANADIAN COAL TRUST, FORDING INC. AND THE PROPOSED BUSINESS COMBINATION. THE OFFER AND CIRCULAR WILL BE SENT TO SECURITY HOLDERS OF FORDING. COPIES OF THE DOCUMENTS (WHEN AVAILABLE) AS WELL AS OTHER SEC FILINGS OF SHERRITT COAL ACQUISITION INC., SHERRITT INTERNATIONAL CORPORATION AND CANADIAN COAL TRUST MAY BE OBTAINED, FREE OF CHARGE, FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM SHERRITT COAL ACQUISITION INC. BY DIRECTING A REQUEST TO INVESTOR RELATIONS, 1133 YONGE STREET, TORONTO, ONTARIO, CANADA M4T 2Y7, TELEPHONE (416) 934-7655.

For further information please contact Sherritt Coal Partnership II Investor
Relations:
Ernie Lalonde
(416) 934-7655